INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	March 30, 2017

Invictus MD Announces OptionCo Has Received its License
to Cultivate under ACMPR

Vancouver, BC, March 30, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (CSE: IMH; OTC: IVITF; FRA: 8IS) announces that OptionCo has received its license to cultivate under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) as Acreage Pharms Ltd. (“Acreage Pharms”).

“This is a historic day for our Company, our sector and investors” said Dan Kriznic, Chairman & CEO, Invictus MD. “We are Canada’s Cannabis Company. We now have 250 acres of cultivation space that stretches from Alberta to Ontario. Alberta has low cost of production as a result of low energy and water costs. The property is friendly to building as many square feet as required based on the significant demand. The CEO of Acreage Pharms is a serial entrepreneur and has been successful in previous ventures. He will be a key addition to the Invictus MD team. As one of the few cannabis producing companies in North America approved under the ACMPR this will enable us to engage and satisfy a wider investor audience, strengthening the sector and bring Invictus MD to international institutional investors.”

The Company now has 30 days to exercise its option under the definitive option agreement. The terms of this agreement include an issuance of 21 million shares of the Company, $4 million in cash to the current shareholders of Acreage Pharms and 3 million warrants exercisable at $1.50 per share. The Company has also committed $6 million from its treasury for building expansion at Acreage Pharms. The expansion includes a 30,000 square foot floor plate plus mezzanine within the existing 60,000 square foot secured perimeter located on the 150 acres in Edson, Alberta.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including an investment in a fully licensed facility, AB Laboratories Inc. as well as the option to now acquire 100% of Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the timing and completion of the definitive agreement with OptionCo, the proposed exercise of the Option and acquisition of OptionCo, the potential production capacity of the Property and OptionCo’s expectations to receive a a cultivation license under the ACMPR are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that the Company will be satisfied with its due diligence on OptionCo, that the Company will obtain stock exchange and all other applicable regulatory approvals of the proposed Option, that the Company will raise sufficient funds to exercise the Option, that OptionCo will abide by and pass all regulations and inspections required under the ACMPR and be issued a cultivation license and that Health Canada will approve the required facilities to meet the anticipated production capacity of the Property. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that the proposed exercise of the Option may not occur as planned; the timing and receipt of requisite approvals and failure of the Company to raise sufficient funds to exercise the Option; OptionCo will not abide by and pass all regulations and inspections required to be issued a cultivation license under the ACMPR and Health Canada will not approve the required facilities to meet the anticipated production capacity of the Property. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

info@invictus-md.com www.invictus-md.com